Exhibit 99.1

750 Alpine Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013 www.mediaring.com
MEDIARING LTD — UNDERTAKING TO ACCEPT THE VOLUNTARY GENERAL OFFER BY
CONNECT HOLDINGS LIMITED FOR PACIFIC INTERNET LIMITED

1.	Introduction
The Board of Directors of MediaRing Ltd (the “Company” or “MediaRing”) wishes to announce that the Company has on 6 June 2007 executed an irrevocable undertaking (the “Undertaking”) to accept the voluntary conditional general offer (the “Connect Tender Offer”) by Connect Holdings Limited (“Connect”) in respect of all the 4,056,163 issued ordinary shares (the “PacNet Shares”) in the capital of Pacific Internet Limited (“PacNet”) held by the Company (the “Disposal”), in consideration of Connect increasing the offer price to US$11.00 net in cash for each PacNet Share. PacNet is a Singapore-incorporated company listed on the National Association of Securities Dealers Automated Quotations (“NASDAQ”) National Market.

On 2 May 2007, Connect made an offer to purchase all the issued PacNet Shares other than those already held by Connect, its related corporations or the respective nominees of Connect or its related corporations (the “Offer Shares”) at an offer price of US$10.00 net in cash for each PacNet Share. On 7 June 2007 (Singapore time), Connect announced an increase in the offer price to US$11.00 net in cash for each PacNet Share.

The Company currently owns 4,056,163 PacNet Shares, representing approximately 29.30% of the total issued PacNet Shares, based on 13,844,164 issued and paid-up PacNet Shares as shown in a search conducted with the Accounting and Corporate Regulatory Authority of Singapore as at 1 June 2007. Upon completion of the Disposal, the Company will cease to have any interest in any PacNet Shares.
2.	Aggregate Consideration
Based on the revised offer price of US$11.00 net in cash for each PacNet Share in the Connect Tender Offer, the aggregate cash consideration payable to the Company for the PacNet Shares tendered by the Company in the Connect Tender Offer will be approximately US$44,617,793 (the “Aggregate Consideration”).
3.	Conditional Offer
Shareholders of the Company should note that the Connect Tender Offer is conditional upon the following:
(a)	Minimum Tender Condition
The minimum tender condition requires the tender of a sufficient number of PacNet Shares such that Connect would own (including the PacNet Shares it currently owns) more than 50% of the issued PacNet Shares (including PacNet Shares issued or to be issued pursuant to options to subscribe for new PacNet Shares granted under PacNet’s 1999 Share Option Plan validly exercised on or before the final expiration date) as of the extended expiration date of the Connect Tender Offer (being 12:00 midnight on 22 June 2007, New York Time) (the “Minimum Tender Condition”). Under the Singapore Code on Take-overs and Mergers (the “Singapore Code”), Connect is not permitted to waive the Minimum Tender Condition and the Connect Tender Offer will not successfully close unless this condition is satisfied.
(b)	Other conditions
Other conditions as set out in the Offer to Purchase dated 2 May 2007 (the “Offer to Purchase”) issued by Connect in respect of the Connect Tender Offer.

750 Alpine Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013 www.mediaring.com
Shareholders of the Company should note that if the Connect Tender Offer does not successfully close for any reason on its final expiration date, the Disposal will not be completed. The Company will make further announcements to provide updates at the appropriate time.
4.	Rationale for the Disposal
MediaRing had made a voluntary general offer for PacNet which lapsed in July 2006 (the “MediaRing Offer”). MediaRing had wanted to acquire statutory control of PacNet in pursuit of its expansion plans and business strategies, as disclosed in its previous public releases. However, in view of Connect becoming the largest shareholder of PacNet and making the Connect Tender Offer, the Directors of MediaRing believe that even if the Connect Tender Offer does not successfully close, it would not be within the Company’s power or control to execute any of its expansion plans and business strategies involving PacNet, and therefore it is no longer meaningful for MediaRing to retain its interests in PacNet.

The Directors have also considered the increased offer price announced by Connect, and the potential return from the Disposal at such increased offer price.
5.	Key Terms of the Undertaking
The Company has irrevocably undertaken to Connect under the terms of the Undertaking that, before the Connect Tender Offer (as revised) closes, lapses or is withdrawn, the Company shall:
(a)	not sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any of the 4,056,163 PacNet Shares which it is the registered holder and beneficial owner of, and any other shares in PacNet legally and beneficially owned by us and any other shares in PacNet issued or unconditionally allotted to, or otherwise acquired by us before then (all collectively, the “Offeree Shares”), other than pursuant to the Company’s acceptance of the Connect Tender Offer.
(b)	not accept any other offer in respect of the Offeree Shares;
(c)	exercise all voting rights attaching to the Offeree Shares in such manner as to enable the Connect Tender Offer to be made and become unconditional and to oppose the taking of any action which might result in any condition of the Connect Tender Offer not being satisfied; and
(d)	(other than pursuant to the Connect Tender Offer) not enter into any agreement or arrangement, incur any obligation or give any indication of intent:
(i)	to do any of the acts referred to in paragraphs (a) and (b) above;

(ii)	in relation to, or operating by reference to, the Offeree Shares; or

(iii)	which, in relation to the Offeree Shares, would or might restrict or impede the Company from accepting the Connect Tender Offer.
In addition, in consideration of Connect increasing the offer price in the Connect Tender Offer to US$11.00 net in cash for each PacNet Share, the Company has also provided Connect with further undertakings in the Undertaking:
(a)	to accept the Connect Tender Offer in respect of the Offeree Shares in accordance with the procedure for acceptance set out in the Offer to Purchase;

(b)	not withdraw any acceptances of the Connect Tender Offer; and

(c)	that Connect shall acquire the Offeree Shares free of any lien, charge, option, equity or encumbrance of any nature whatsoever and together with all rights of any nature attaching to such shares.

750 Alpine Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013 www.mediaring.com
The Undertaking shall lapse if:
(a)	any of the conditions of the Connect Tender Offer set out in the Offer to Purchase occurs or is not satisfied (as the case may be), and the invoking of such condition (other than the Minimum Tender Condition) has been consented to by the Singapore Securities Industry Council; or

(b)	the Offer lapses or is withdrawn; or

(c)	any action or step has been taken by any regulatory body to declare the transactions contemplated in the Undertaking void, illegal and/or unenforceable or otherwise restrict or prohibit the same, or any determination, ruling or order has been made or issued by any relevant regulatory body to the effect that the transactions contemplated in the Undertaking is in violation or breach of any applicable laws, rules or regulations.
6.	Financial Effects of the Disposal
The proforma financial effects of the Disposal set out below are based on the following bases and assumptions:
(a)	that the Disposal had been completed on 31 December 2006;

(b)	the audited consolidated financial statements of the Company for the financial year ended 31 December 2006 (“FY2006”) have been prepared in accordance with Singapore Financial Reporting Standards;

(c)	no adjustment relating to differences in the accounting standards, if any, has been made to align audited consolidated financial statements of the PacNet group for FY2006 to that of the Company and its subsidiaries (the “Group”);

(d)	translation exchange rate of US$1.00 to S$1.5887; and

(e)	ignoring any provision or adjustment for transaction costs.
6.1	Net Tangible Assets (“NTA”)
The effects of the completion of the Disposal on the consolidated NTA per share of the Company as at 31 December 2006, are summarised as follows:

	As at 31 December 2006
		Upon completion
	Before the Disposal	of the Disposal
NTA (US$)	69,829,000	75,500,547
Number of MediaRing Shares (as at 31 December 2006)	1,145,847,866	1,145,847,866
NTA per MediaRing Share (US$)	0.0609	0.0659
6.2	Earnings per Share (“EPS”)
The effects of the Disposal on the consolidated EPS of the Company, assuming that the PacNet Shares had been acquired at the beginning of FY2006 and the Disposal had been effected at the end of FY2006, are summarised as follows:

750 Alpine Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013 www.mediaring.com

	For FY2006
		Upon completion
	Before the Disposal	of the Disposal
Profit attributable to shareholders of MediaRing (US$)	9,523,499	14,016,579
Weighted Average Number of MediaRing Shares	1,046,973,000	1,046,973,000
EPS (US$)	0.0091	0.0134
7.	Shareholders’ Approval for the Disposal
Rule 1013 of the Listing Manual (the “Listing Manual”) of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) provides that where any of the relative figures related to a transaction computed on the bases set out in Rule 1006 exceeds 20%, such transaction would be classified as a “Major Transaction”. Rule 1014 of the Listing Manual further requires that a “Major Transaction” be approved by shareholders of the listed company in a general meeting.

The following relative figures relating to the Disposal are calculated on the assumption that the Disposal is completed at the end of FY2006 under the terms of the Connect Tender Offer at the revised offer price of US$11.00 net cash per PacNet Share, and are based on the audited consolidated financial statements of MediaRing for FY2006.
(a)	Rule 1006(a) of the Listing Manual
The attributable net asset value of US$44,617,793 [1] of the 29.30% PacNet Shares held by the Company, compared with the consolidated net asset value of the Group of US$80,092,000, is 55.71%.
(b)	Rule 1006(b) of the Listing Manual
Assuming all of the 29.30% PacNet Shares were acquired at the beginning of FY2006, the net profits of US$1,601,499 attributable to the 29.30% PacNet Shares held by the Company (based on the net profits of S$8,684,000 of PacNet for FY2006[2] and an exchange rate of US$1:S$1.58873), compared with the consolidated net profits of the Group of US$9,523,499 (taking into account the full year profit contribution of the PacNet Shares on a proforma basis), is 16.82%.
(c)	Rule 1006(c) of the Listing Manual
The Aggregate Consideration to be received for the Disposal of all the 4,056,163 PacNet Shares in the Connect Tender Offer would be US$44,617,793 and, compared with the market capitalisation of the Company of approximately US$324,038,905[4] (based on the volume-weighted average price of the Shares of S$0.4307 transacted on 6 June 2007, being the market day immediately preceding the date of this Announcement), is 13.77%.
Accordingly, the Disposal would be considered a “Major Transaction” within the meaning of Rule 1013 of the Listing Manual, which would have required the approval of the shareholders of the Company.

The Company had obtained a waiver from the SGX-ST in relation to the requirement to obtain shareholders’ approval for the Disposal, as further described below.

[1]	Based on 4,056,163 PacNet Shares held by MediaRing as at the date of this Announcement at a sale consideration of US$11.00 per PacNet Share.

[2]	Based on the latest audited consolidated financial statements of PacNet for FY2006 as filed with the US Securities and Exchange Commission.

[3]	Based on the average US$ to S$ rate for FY2006 from Bloomberg.

[4]	Based on the Company’s market capitalisation of approximately S$496.3 million at a US$ to S$ rate of 1.5316 as at 6 June 2007.

750 Alpine Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013 www.mediaring.com
Please note that the SGX-ST reserves the right to amend and/or vary the above waiver/confirmation and such waiver/confirmation is subject to changes in the SGX-ST’s policies. In addition, such waiver/confirmation by the SGX-ST is not an indication of the merits of the Disposal, the Company or its subsidiaries, or the PacNet Shares.
8.	Reasons for Waiver
The Company sought a waiver from the SGX-ST in relation to the requirement for shareholders’ approval for the Disposal for the following reasons:
(a)	After the announcement by Connect of the Connect Tender Offer, the Company has been considering the options available to it in respect of its holding of PacNet Shares, including without limitation, the possibility of the Disposal by way of accepting the Connect Tender Offer. The Directors of the Company wanted the ability to act immediately upon making a decision with regards to the Disposal at any time during the offer period of the Connect Tender Offer. The strict timeline applicable to a takeover offer imposed under the Singapore Code would not allow the Company sufficient time to first seek shareholders’ approval for the Disposal within the prescribed timeline, should it decide to do so;

(b)	The Directors of MediaRing are of the opinion that the Company’s interests in the PacNet Shares are not considered by the Company to be a part of the core business of the Group as the Company does not have any major role or participation in the business of PacNet, other than the board representation of Mr Koh Boon Hwee as a non-executive director of PacNet, and accordingly, the Disposal will not affect the nature of the main business of the Group; and

(c)	The Company is of the view that the Disposal will result in a positive financial impact on the Group.
9.	Interests of Directors and Controlling Shareholders
None of the Directors or (so far as the Directors are aware) any controlling shareholder of the Company has any interest, direct or indirect, in the Disposal (other than by reason only of being a Director or shareholder, as the case may be, of the Company).
BY ORDER OF THE BOARD
Khaw Kheng Joo
Director
7 June 2007